PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

30th May 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 30th May 2007.

"Premier Oil plc completes the USD250 million offering of Convertible Bonds due 2014"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

PREMIER OIL PLC

("Premier")

Premier Oil plc completes the USD 250 million offering of Convertible Bonds due 2014

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, JERSEY, CANADA, AUSTRALIA OR JAPAN OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW

Premier announces that the terms for the USD 250 million guaranteed convertible bonds due 2014 (the "Convertible Bonds") have been fixed as follows:

- the issue size is USD 250 million;
- the conversion price has been set at 1582 pence per share, which represents a 45 per cent. premium over the volume weighted average price of Premier's ordinary shares from launch to pricing;
- the fixed rate of exchange is set at US$1.9745 = £1.00; and
- the coupon has been set at 2.875 per cent. per annum payable semi-annually in arrear;

The Convertible Bonds, which will be issued by Premier Oil Finance (Jersey) Limited (the "Issuer"), will be convertible into preference shares of the Issuer which are exchangeable for fully paid ordinary shares of Premier based on the above conversion price, which represents 9.76 per cent. of Premier's current issued ordinary share capital. Premier is acting as Guarantor of the Bonds.

Application will be made for the Convertible Bonds to be admitted to the official list of the UK Listing Authority and admitted to trading on the Professional Securities Market of the London Stock Exchange plc. Proceeds of the offering will initially be utilised to pay down existing debt, and then to fund part of Premier's development programme over the next three years.

The Bonds are expected to be issued and settle on or about 27th June 2006.

Barclays Capital and Merrill Lynch International are Joint Bookrunners and Joint Lead Managers for the offering. The Co-Managers are UBS Limited and Oriel Securities.

30 May 2007

ENQUIRIES

Premier Oil plc Tony Durrant	Tel: 020 7730 1111
Barclays Capital Nick Smith	Tel: 020 7773 6536
Merrill Lynch Andrew Osborne Russell Alton	Tel: 020 7628 1000
Pelham PR	
James Henderson	Tel: 020 7743 6673
Gavin Davis	Tel: 020 7743 6677

STABLISATION/FSA

In connection with the issue of the Convertible Bonds, Merrill Lynch International or any agent acting on its behalf (the "Stabilising Manager") may, to the extent permitted by applicable laws and directions, over-allot or effect transactions with a view to supporting the market price of the Convertible Bonds at a level other than that which might otherwise prevail, for a limited period after the issue date but in so doing the Stabilising Manager shall act as principal and not as agent of Premier. The Stabilising Manager is, however, not obliged to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising shall be conducted in accordance with all applicable laws and rules. The stabilisation period is expected to start on the date of this announcement and is expected to end no later than 27th June 2007.

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT OF 1933, AS AMENDED ("REGULATION S"). THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THIS ANNOUNCEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO BUY ANY CONVERTIBLE BONDS.

THIS ANNOUNCEMENT IS DIRECTED ONLY AT PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM OR (II) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER") OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC") OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS COMMUNICATION MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA ("EEA"), THIS ANNOUNCEMENT AND ANY OFFER IF MADE SUBSEQUENTLY IS DIRECTED ONLY AT PERSONS WHO ARE "QUALIFIED INVESTORS" WITHIN THE MEANING OF ARTICLE 2(1)(E) OF THE DIRECTIVE 2003/71/EC (THE "PROSPECTUS DIRECTIVE") ("QUALIFIED INVESTORS"). ANY PERSON IN THE EEA WHO ACQUIRES THE SECURITIES IN ANY OFFER (AN "INVESTOR") OR TO WHOM ANY OFFER OF THE SECURITIES IS MADE WILL BE DEEMED TO HAVE REPRESENTED AND AGREED THAT IT IS A QUALIFIED INVESTOR. ANY INVESTOR WILL ALSO BE DEEMED TO HAVE REPRESENTED AND AGREED THAT ANY SECURITIES ACQUIRED BY IT IN THE OFFER HAVE NOT BEEN ACQUIRED ON BEHALF OF PERSONS IN THE EEA OTHER THAN QUALIFIED INVESTORS OR PERSONS IN THE UK AND OTHER MEMBER STATES (WHERE EQUIVALENT LEGISLATION EXISTS) FOR WHOM THE INVESTOR HAS AUTHORITY TO MAKE DECISIONS ON A WHOLLY DISCRETIONARY BASIS, NOR HAVE THE SECURITIES BEEN ACQUIRED WITH A VIEW TO THEIR OFFER OR RESALE IN THE EEA TO PERSONS WHERE THIS WOULD RESULT IN A REQUIREMENT FOR PUBLICATION BY PREMIER OIL FINANCE (JERSEY) LIMITED, PREMIER OIL PLC, BARCLAYS BANK PLC OR MERRILL LYNCH INTERNATIONAL OF A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS DIRECTIVE. PREMIER OIL FINANCE (JERSEY) LIMITED, PREMIER OIL PLC, BARCLAYS BANK PLC AND MERRILL LYNCH INTERNATIONAL AND ANY OF THEIR RESPECTIVE AFFILIATES, AND OTHERS WILL RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATIONS AND AGREEMENTS.

END